Filed Pursuant to Rule 433

Registration Statement No. 333-228614

Final Term Sheet

Dated July 27, 2021

The Bank of Nova Scotia

US$1,000,000,000 0.650% SENIOR SUSTAINABILITY BONDS DUE 2024 (Bail-inable notes)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	0.650% Senior Sustainability Bonds due 2024 (Bail-inable notes) (the “Notes”)

Issuer Ratings:*	A2 / A+ / AA- (Moody’s / S&P / Fitch)

Expected Security Ratings:*	A2 / A- / AA- (Moody’s / S&P / Fitch)

Principal Amount:	US$1,000,000,000

Trade Date:	July 27, 2021

Settlement Date:	August 3, 2021

Maturity Date:	July 31, 2024

Price to Public:	99.911%, plus accrued interest, if any, from August 3, 2021 to the date of delivery

Net Proceeds to the Bank After Commissions and Before Expenses:	US$996,610,000

Coupon (Interest Rate):	0.650%

Benchmark Treasury:	UST 0.375% due July 15, 2024

Benchmark Treasury Yield:	0.360%

Re-offer Yield:	0.680%

Spread to Benchmark Treasury:	T+32 basis points

Interest Payment Dates:	January 31 and July 31 of each year, commencing January 31, 2022

Day Count /Business Day Convention:	30/360; Following Unadjusted

Use of Proceeds:

An amount equal to net proceeds to the Bank from the sale of the Notes will be allocated to finance or refinance, in whole or in part, new or existing assets, businesses or projects (“Eligible Green Assets” and/or “Eligible Social Assets,” as applicable, and collectively the “Eligible Assets”) that meet the Eligibility Criteria (as defined in the Prospectus) and in the Bank’s Sustainable Bond Framework dated July 2021 (as may be amended from time to time, the “Scotiabank Sustainable Bond Framework”).

Optional Redemption:

The Bank (or its successor) may redeem the Notes at any time prior to maturity, in whole or in part, at its option, on at least 10 days’, but not more than 60 days’, prior notice provided (or otherwise transmitted in accordance with procedures of The Depository Trust Company) to each holder of such Notes to be redeemed. The redemption price will be calculated by the Bank and will be equal to the greater of (1) 100% of the principal amount of such Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the Prospectus) discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined in the Prospectus) plus 5 basis points. In the case of each of clauses (1) and (2), accrued but unpaid interest will be payable to, but excluding, the redemption date.

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	0641596E1 / US0641596E11

Joint Sustainability Structuring Agents and Book-Running Managers:	Scotia Capital (USA) Inc. BNP Paribas Securities Corp.

Joint Book-Running Manager:	Morgan Stanley & Co. LLC

Co-Managers:	R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

Billing and Delivery Agent:	Scotia Capital (USA) Inc.

* Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other rating.

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The Notes are bail-inable debt securities (as defined in the Prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

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Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

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The Bank has filed a registration statement (File No. 333-228614) (including a base shelf prospectus dated December 26, 2018) and a preliminary prospectus supplement dated July 27, 2021 (including the base shelf prospectus, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1-800-372-3930, BNP Paribas Securities Corp. at 1-800-854-5674 and Morgan Stanley & Co. LLC at 1-800-584-6837.

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No EU or UK Prospectus. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

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This Term Sheet is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Term Sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Term Sheet relates is available only to relevant persons and will be engaged in only with relevant persons.